FAIRFAX  News Release
TSX Stock Symbol:  (FFH and FFH.U)

TORONTO, March 3, 2011

PERSONNEL ANNOUNCEMENTS

Fairfax Financial Holdings Limited (TSX:FFH and FFH.U) is pleased to announce that effective April 1, 2011 Andrew Barnard will become President and COO of Fairfax Insurance Group, to oversee all of Fairfax’s insurance and reinsurance operations worldwide and to work with the presidents of those operations on strategy and coordination.  Over the past 15 years, starting with a very small reinsurance company operating only in the U.S., Andy has built OdysseyRe into a large and highly successful worldwide reinsurance operation with a track record among the industry leaders.

Contemporaneously on April 1, Brian Young will become President and CEO of OdysseyRe, while Andy moves to the role of Vice Chairman.  This will be a very smooth transition, as Brian is currently the COO of OdysseyRe and Andy and Brian have worked together for 15 years.

Prem Watsa, Chairman and Chief Executive Officer of Fairfax, commented: “We are very excited about Fairfax’s long term prospects with Andy Barnard in this new role.  While retaining our decentralized structure, we and the entire organization will benefit from Andy’s oversight of our extensive property and casualty operations.  Meanwhile, at OdysseyRe, we are totally confident that Brian Young will be a worthy successor to Andy and that OdysseyRe will continue its excellent performance under his leadership.”

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:                        John Varnell, Chief Financial Officer, at (416) 367-4941

Media Contact
Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946